UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of
Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.
Commission File Number 1-31617
BRISTOW GROUP INC. EMPLOYEE SAVINGS & RETIREMENT PLAN
(Exact name of registrant as specified in its charter)
2000 W. Sam Houston Pkwy. S., Suite 1700
Houston, Texas 77042
(713) 267-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan interests arising pursuant to investment in Common Stock, par value $.01 per share, of Bristow Group Inc.
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)
     Please place an ☑ in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None*

*	Participants in the Bristow Group Inc. Employee Savings & Retirement Plan (the “Plan”) are no longer permitted to purchase Common Stock of Bristow Group Inc. (“Bristow”) under the Plan, and any investments of Plan accounts in Bristow Common Stock have been frozen so that participants may only liquidate those shares. In light of the foregoing, Bristow has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to terminate the offering and deregister all of the unsold shares of Common Stock and related plan interests offered to employees under the Plan. Upon the filing of this Form 15, the Plan’s obligation to prepare and file an annual report on Form 11-K will be suspended.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristow Group Inc. Employee Savings & Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 12, 2010	By:	/s/ Hilary S. Ware
Hilary S. Ware
Senior Vice President, Bristow Group Inc. Chairman, Benefit and Retirement Plan Committee